

February 3, 2010

Mr. Kirk A. Stingley,
Chief Financial Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

> **Re: Eternal Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 23, 2009**
> **Response Letter dated December 18, 2009**
> **File No. 000-50906**

Dear Mr. Stingley:

    We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year ended 12/31/08:

Controls and Procedures, page 20

1.   We note that you have proposed additional clarifying language in response to prior comment 3, stating that your disclosure controls and procedures were *not fully effective* due to omission of the required disclosure. Please further revise your conclusion to clarify that your disclosure controls and procedures were not effective rather than not fully effective, as there is no provision for asserting gradients of effectiveness under Item 307 of Regulation S-K.

2.   We note that you propose to conclude that your internal control over financial reporting was ineffective due to the omission of certain language from the certifications and your failure to provide management's report on internal control over financial reporting. However, both of these reasons are examples of how your disclosure controls and procedures were not effective; rather than your internal control over financial reporting. We suggest that you modify your disclosure to reposition these points to your discussion about the reasons your disclosure controls and procedures were not effective.

We believe that you have other examples of how your internal controls over financial reporting were not effective. These include the accounting errors listed in your explanatory note and which are discussed in Note 2 to your restated financial statements. We suggest that you mention these items when explaining why your internal controls over financial reporting were not effective.

The language in your proposed disclosure stating that you believe internal controls over financial reporting, "…as they relate to the remainder of the 2008 Annual Report on Form 10-K, were effective as of the date of the original filing" should be removed as your disclosure alternatives pertaining to effectiveness under Item 308T of Regulation S-K are either effective or not effective.

Given the accounting errors and considering the dates these were brought to your attention and the timing of your restatement, it is clear that the weaknesses in your internal control over financial reporting had not been resolved as of December 31, 2008, or even in advance of filing your three subsequent interim reports.

Note 3 – Summary of Significant Accounting Policies, page F-13

Oil and Gas Properties, page F-14

3.   We note you have disclosure in the third paragraph under this heading, and in the corresponding disclosures in your interim reports, indicating that you conduct the ceiling test on an annual basis. The ceiling test should be conducted as of the end of each period covered in your annual and interim reports to comply with Rule 4-10(c)(4) of Regulation S-X. Please modify your accounting policy and the related disclosure accordingly and advise us of any changes that you would need to make to your historical financial statements to be consistent with this guidance.

Form 10-Q for the Quarter ended September 30, 2009

Financial Statements

General

4.   We note the following inconsistencies that you should address:

- The Statements of Operations and related footnotes for the three month and six month periods ended March 31, 2009 and June 30, 2009 are labeled as "restated" even though no revisions appear for those periods.

- The Balance Sheets for the period ended March 31, 2009 and June 30, 2009 should be labeled as "unaudited"

- The disclosures in Note 2 in the second quarter report pertaining to the six months ended June 30, 2008 are missing the *sale of prospects* line item shown in your original report and improperly shows an amount previously reported as gain on sale of oil and gas property.

- The disclosures in Note 2 to the second and third quarter report pertaining to general and administrative expenses reported for the six month period ended June 30, 2008 and the nine month period ended September 30, 2008 do not agree with the amounts originally reported for these periods.

Note 3 – Summary of Significant Accounting Policies, page F-13

Oil and Gas Properties, page F-14

5.   Please make the changes related to your ceiling test accounting and policy disclosure necessary to comply with the corresponding comment written on your annual report above. Please contact us by telephone in advance of filing your amendments if you require further clarification or guidance.

Controls and Procedures, page 12

6.   We note that you indicate in your response letter that you have subsequently implemented controls designed to prevent a future recurrence of the disclosure omission pertaining to your internal controls over financial reporting. We understand that you had undertaken these measures after filing your interim report for the quarter ended September 30, 2009; and we see that you continue to assert

that there has been no change in your internal control over financial reporting in your draft amendments for your annual report and subsequent interim reports.

When filing your annual report for the year ended December 31, 2009, you may discuss these changes to your disclosure controls and procedures, in addition to any changes to your internal control over financial reporting that you had implemented as of year-end, in the course of resolving the accounting errors and ensuring there is not a recurrence of similar errors in the future.

After concluding that your disclosure controls and procedures; and your internal control over financial reporting were not effective, we expect you would need to implement and identify in your disclosure the changes in your internal control over financial reporting that allow you to later conclude that disclosure controls and procedures; and internal control over financial reporting are effective.

Therefore, we believe that you should augment the disclosures in each of your three subsequent interim reports presently reflecting your earlier conclusions that disclosure controls and procedures were effective, to clarify that in light of the accounting errors and ineffective internal controls over financial reporting, your disclosure controls and procedures were not actually effective.

If you intend to conclude that disclosure controls and procedures; and internal controls over financial reporting are effective when filing your annual report for the year ended December 31, 2009, we would expect to see a discussion of the changes that were made to your internal controls over financial reporting that resolve prior difficulties and allow you to arrive at that conclusion.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief